02047928

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

For the month of August 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company

(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Quarterly Information
June 30, 2002

(A free translation from Portuguese into English of the original report containing Quarterly Information prepared in accordance with the accounting practices originating in Brazil's Corporation Law)

Tele Nordeste Celular Participações S.A.

Quarterly Information

June 30, 2002

Contents

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Contacts:

Tele Nordeste Celular Participações S.A.
Walmir Urbano Kesseli
55.81.3216.2591
Fabíola Almeida
55.81.3216.2594
fabiola.almeida@timnordeste.com.br
Polyana Maciel
55.81.3216.2593
polyana.maciel@timnordeste.com.br
Leonardo Wanderley
55.81.3216.2813
leonardo.wanderley@timnordeste.com.br

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. ANNOUNCES SECOND QUARTER 2002 RESULTS

Recife, Brazil (August 5, 2002) – Tele Nordeste Celular Participações S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the second quarter of 2002 in accordance with Brazilian GAAP.

- **Market Share at 64% - stable since June 2000;**
- **Growth through corporate clients;**
- **Tight cost controls and reduction in expenses;**
- **EBITDA reached R$106.7 million; margin of 48.8% for the quarter;**
- **Growth in net income and strengthening cash flow.**

Operational Highlights

In terms of number of access, the Company estimates that its *market share* at the end of the second quarter of 2002 was 64%. The Penetration rate in the region at the end of June 2002 was estimated in 10.3%, compared to the Penetration rate in Brasil of approximately 17.9% (30.4 million lines).

In June 26, 2002, the 3rd operator (Telemar PCS – Oi), started to offer wireless services, but it's to early to asses the impact they have had in our concession area. Tele Nordeste Celular was able to determine that since the beginning of Oi's operations, they have only managed to obtain prepaid clients.

As of June 30, 2002, Tele Nordeste Celular's operating companies had 1,842,299 clients, of which 747,754 (40.6%) were post-paid clients and 1,094,545 (59.4%) were prepaid clients.

Commercial activities during the second quarter of 2002 resulted in the consolidated gross addition of 146,786 clients, of which 118,218, or 80.5%, were prepaid and 28,568, or 19.5% were post-paid. Consolidated net additions during the second quarter of 2002 totaled 33,593 clients, all prepaid, as a result of the disconnection of 13,358 clients due to non-payment, with objective to reduce the company's bad debt expense. Excluding theses users, the consolidated net additions for the quarter totaled 46,951 clients.

Since the beginning of the year, consolidated gross addition were 293,629 clients, of which 239,074, or 81.4% were prepaid and 54,555, or 18.6% were post paid. Consolidated net additions during the first semester of 2002 were 84,639 clients, all prepaid.

During the second quarter of 2002, bad debt was 3.5% of gross revenue, compared to 4.1% during the first quarter 2002, and 4.2% during the second quarter of 2001. In the first semester of 2002, bad debt was 3.8% of gross revenue, compared to 4.5% for the same period of 2001.

The Corporate clients base has been continuously increasing, mostly due to the "Intelligent Network", one of the most important tools used to promote this type of growth. The Intelligent Network is a new concept in mobile business communications. It is a service designed for companies that permits the creation of groups of users, promotes the improvement of the mobile communication and permits the control of generated and received calls.

During the second quarter of 2002, we launched a Mother's Day Promotion with special offers, offering low prices on handsets and special tariffs plans, retaining the customer for at least twelve months in the network.

To keep investing in the creation of mechanisms that give our customer benefits and comfort, *TIM SHOP* was lunched as the first E-commerce site in the region. The *TIM SHOP* is one more point of contact between TIM and their customers, given its easy and fast access. The customer whose accesses TIM's website: www.timnordeste.com.br can purchase all handsets models and choose between prepaid and post-paid systems by using a credit card. The handset will be delivered within 72 hours in the main cities and within five days in the country.

As a way to further improve customer service through the Call Center, the company launched a Campaign called *TIM Combate*. This campaign involves client retention and those call center attendants that retain the most customers and achieve set goals win prizes.
Also, during Korea/Japan World Cup, TIM Net.com provided news such as "behind the scenes" and facts about previous World Cups as well as statistics from the games. The site also provided

customers with the special sounds (Brazilian national anthem) and symbols that could be downloaded onto their handsets.

Kit Timmy Gol was another offer made to the prepaid customer, composed of a handset with R$20 in credits. There were also advanced services offered such as *Timmy Quarteto* and complementary gifts (T-shirt) offered to fans of the Brazilian team.

SAC

The subscriber acquisition cost for the second quarter of 2002 was R$110, compared to R$107 during the first quarter of 2002, and R$143 during the second quarter of 2001. For the year, subscriber acquisition cost was R$109, versus the R$119 during the same period in 2001.

Financial Highlights

Consolidated net operating revenue for the second quarter of 2002 reached R$218.5 million, compared to the R$214.3 million during the first quarter of 2002, and the R$201.8 million during the second quarter of 2001.

Consolidated net operating revenue during the second quarter of 2002 increase by 2.0% when compared with the first quarter of 2002. This increase was principally due to the 73.9% increase in net revenues from handsets and accessories, as a reflection of the *Mother Days* Promotion.

In relation to the second quarter of 2001, Consolidated net operating revenue increase 8.3%, as a result of the 9.6% increase of the telecom service net revenues.

For the first half of the year, consolidated net operating revenue reached R$432.7 million, compared to the R$ 404.0 achieved during the same period of 2001.

Net Operating Revenue Evolution (R$ millions)


250
200
150
100
50
0
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02
2Q/02
Services
Handsets

Selected Consolidated Financial Data (in thousands of Reais)

	2002		2001	2nd Semester	
	2° Qtr.	1° Qtr.	2° Qtr.	2002	2001
Gross Revenue					
- Value added and other indirect taxes	(64,910)	(62,199)	(51,730)	(127,109)	(107,030)
Net Operating Revenue	218,469	214,274	201,755	432,743	404,015
Cost of services and of goods sold	(89,929)	(90,744)	(86,359)	(180,673)	(174,898)
Gross Profit	128,540	123,530	115,396	252,070	229,117

Consolidated gross profit for the second quarter of 2002 reached R$128.5 million, representing a 4.1% increase when compared to the first quarter of 2002 and an increase of 11.4% when compared with the second quarter of 2001. This increase is related to the first quarter of 2002 due to the 2.0% increase of consolidated net operating revenues, as well as a 1% decrease in cost of services and of goods sold. The increase of the second quarter of 2001 was primarily due to the 8.3% increase in consolidated net operating revenues, that is offset by the increase of 4.1% to the cost of services and of goods sold.

For the first half of the year, gross profit reached R$252.1 million, representing an increase of 10% in relation the same period of 2001.


Gross Profit (in US$000)
130
120
110
100
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02
2Q/02

Selected Financial Data (in thousands of Reais)

	2002		2001	2nd Semester	
	2° Qtr.	1° Qtr.	2° Qtr.	2002	2001
Operating Expenses					
- Selling	43,321	43,872	54,820	87,193	102,930
- General and administrative	22,303	24,360	23,179	46,663	47,953
- Other operating expenses, net	7,669	10,516	4,971	18,185	8,868
Subtotal	**73,293**	**78,748**	**82,970**	**152,041**	**159,751**
- Net financial expenses	7,662	1,670	10,329	9,332	27,443
Total	**80,955**	**80,418**	**93,299**	**161,373**	**187,194**

During the second quarter of 2002, following the policy of strict cost controls and reduction of expenses, Tele Nordeste Celular and its operating companies kept searching for opportunities to improve productivity. Among the highlights this quarter were: the reduction of the number of own stores and the maintenance of low levels of the bad debt.

Consolidated net operating expenses increased by 0.2% compared to the first quarter of 2002, due to an increase net financial expenses. Excluding net financial expenses, consolidated net operating expenses decreased by 6.9%. In relation to the second quarter of 2001, there was a 12.0% decrease, due to lower sales expenses, general and administrative and net financial expenses.

Consolidated bad debt expenses during the second quarter of 2002 reached R$9.9 million, representing 3.5% over the gross revenue, and a reduction of 11.6% (from R$11.2 million to R$9.9 million) when compared to the first quarter of 2002. When compared to the second quarter of 2001, this represents a 6.8% decrease in bad debt expenses.


Net Operating Expenses (in US$000)
95
90
85
80
75
70
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02
2Q/02

For the second quarter of 2002, Tele Nordeste Celular reported consolidated EBITDA and EBIT of R$106.7 million and R$55.2 million, respectively, representing an EBITDA margin of 48.8% and an EBIT margin of 25.3% over consolidated net revenue, compared to EBITDA of R$94.4 million and EBIT of R$44.8 million, representing an EBITDA margin of 44.1% and EBIT margin of 20.1% over consolidated net revenue reported for the first quarter of 2002, and compared to EBITDA of R$75.8 million and EBIT of R$32.4 million, representing an EBITDA margin of 37.6% and an EBIT margin of 16.1% over the consolidated net revenue reported for the second quarter of 2001.

For the year, consolidated EBITDA and EBIT were R$201.1 million and R$100.0 million, respectively, representing an EBITDA margin of 45.5% and an EBIT margin of 23.1% over consolidated net revenue, compared to a consolidated EBITDA and EBIT of R$155.1 million and R$ 69.4 million, respectively, representing an EBITDA margin of 38.4% and an EBIT margin of 17.2%, during the same period of 2001.



EBITDA (In US$000)
150
100
50
0
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02
2Q/02



EBITDA (%)
50
40
30
20
10
0
1Q/01
2Q/01
3Q/01
4Q/01
1Q/02
2Q/02

Tele Nordeste Celular's consolidated net income for the second quarter of 2002, was R$ 23.7 million, or R$0.07 per 1,000 shares, against the R$23.2 million during the first quarter of 2002, and R$12.9 million during the second quarter of 2001. Accumulated consolidated net income for the year 2002 was R$46.9 million, compared to R$23.0 million, during the same period of 2001.

Amortization of Goodwill

On June 30, 2000, Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the premium paid during the privatization process from Bitel Participações S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring was aimed at taking advantage of a fiscal benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital. Tele Nordeste is awaiting anatel's approval for a proposed merger of the operating companies.

During the second quarter of 2002 the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$6.3 million, generating a fiscal benefit of the same value.

Accumulated for the year, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$12.6 million, generating a fiscal benefit of the same value.

Payment of Dividends and Interest on Shareholders' Equity

Following the Ordinary General Shareholders' Meeting of April 04, 2002, the Company announced onJune 3rd, 2002, the payment of Interest on Shareholders' Equity and Dividends for the fiscal year ended December 31 2001, amounting to R$18.2 million, net of taxes.

The table below shows the amount per lot of 1,000 shares, adjusted by the "Taxa Referencial – TR – a local interest rate, since the distribution date (12/31/2001) until the payment date (06/03/2002):

(Per lot of 1,000 shares)

	Net Amount (In Reals)			
	Tax Immune/Exempt		Taxed	
Event	Common	Preferred	Common	Preferred
Interest on Own Capital – JSCP	0.0239	0.0239	0.0202	0.0202
Dividends	0.0342	0.0342	0.0341	0.0341

Debt Profile

Consolidated debt at June 30, 2002, was R$340.0 million, with R$57.6 million maturing in the short-term. The debt in foreign currency totaled R$131.9 million, of which R$169.8 million was totally converted to reais with pre-fixed costs, in-line with the Company's policy of minimizing exposure to foreign currency risks and interest rate fluctuations.

The net consolidated debt at June 30, 2002, was R$90.7 million, representing a reduction of 22.6%, when compared with the previous quarter.

ARPU

The blended average revenue per user (ARPU), net of taxes, for the second quarter of 2002 was R$38.4 per month, compared to R$39.5 per month in the first quarter of 2002, and R$41.4 per month for the second quarter of 2001. These reductions when compared to the last quarters of 2001, were due to the increase of prepaid clients to our customer base.

In 2002, blocking is carried out on a partial basis, and as a result, only incoming traffic revenues are generated by these clients.

The reduction of the ARPU during the second quarter, due to seasonal characteristic in the region resulted in lower traffic volume. In 2002, this was heightened due to the World Cup, which caused significant falls in traffic during the transmission of the matches.

Capital Expenditures

Tele Nordeste Celular and its operating companies invested R$14 million during the second quarter of 2002. These investments were mainly directed to improve the company's information system. Tele Nordeste also invested in improving its network, in order to offer client's the highest level of service and to maintain Tele Nordeste Celular's and its operating companies leadership in terms of quality and coverage in its concession area.

Total investments for the first half of the year totaled R$ 22.7 million.

On June 30, 2002, the operating companies of Tele Nordeste Celular had 900 radio base stations (RBEs), of which 10 were mobile and provided service in 295 municipalities that corresponded to coverage of 74.5% of the population. Network digitalization reached 75.9%; that is, 75.9% of voice channels were digital, with 96% of its clients using digital handsets.

Human Resources

On June 30, 2002, Tele Nordeste Celular and operating companies had 1,236 employees including full-time and temporary employees. During the same period of 2001, the company had 21.3% more employees, or 1,570 employees. In terms of productivity (number of access per number of employees), Tele Nordeste Celular and its operating companies productivity increased 44.1% (from 1.035 in June 2001 to 1.491 in June 2002).

Annexes:

- Selected historical statistics
- EBITDA calculation
- Financial statements as of June 30, 2002 and 2001

Consolidated Statistics

	2nd Qtr/02	1st Qtr/02	2nd Qtr/01
Clients			
- Total	1,842,299	1,808,706	1,624,834
Net Additions	33,593	51,046	68,215
Market share (%)	64	65	65
Market share marginal (%)	58	75	55
Growth over same period of the previous year (%)	13.4	16.2	15.1
Estimated population of region (in millions)	29.5	29.5	26.4
Penetration rate (%)			
- Tele Nordeste	6.6	6.5	6.2
- Total	10.3	10.1	9.5
Municipalities covered	295	307	307
MOU total	108	118	132
Churn total (%)	6.2	5.4	4.3
Blended ARPU (R$)	38.37	39.50	41.42
SAC – Subscriber acquisition cost (R$)	110	107	143
Digitalization rate (%)			
- Network	76	75	74
- Clients	96	95	92
Coverage			
- Population	75	75	75
- Geographical area	29	29	29
Workforce	1,236	1,283	1,570

EBITDA (in thousands of Reais)

	2Q02	1Q02	2Q01	2002	2001
Net Operational revenue	218,469	214,273	201,755	432,742	404,015
Operational income	47,585	43,110	22,097	90,695	41,923
Depreciation	45,167	43,306	37,118	88,473	73,111
Amortization of the goodwill	6,295	6,295	6,294	12,590	12,591
Financial income	(11,340)	(12,465)	(8,385)	(23,805)	(12,886)
Financial expenses	19,002	14,135	18,714	33,137	40,329
EBITDA	**106,709**	**94,381**	**75,838**	**201,090**	**155,068**
% EBITDA	**48.8**	**44.1**	**37.6**	**46.5**	**38.4**

TIM
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Balance Sheet

June 30, 2002 and 2001
(In thousands of Reais)

	Parent Company		Consolidated	
	06.30.2002	06.30.2001	06.30.2002	06.30.2001
Assets				
Curent assets				
Cash equivalents	1,584	2,091	249,692	98,015
Trade accounts receivable	-	-	144,070	103,952
Inventory	54	56	5,412	7,968
Telecommunications companies	-	-	-	49,526
Taxes and contributions receivable	2,578	2,186	50,321	40,870
Deferred income and social contribution taxes	439	1,080	47,555	42,728
Dividends and interest on shareholders' equity	-	-	-	-
Other rights	1,403	1,221	15,707	21,345
	6,058	6,634	512,757	364,404
Noncurrent assets				
Tax incentives	-	-	1,891	2,190
Deferred income and social contribution taxes	-	-	129,168	153,999
Loan to subsidiaries	4,872	12,509	-	-
Amounts in litigation	5,336	-	10,757	3,230
	10,208	12,509	141,816	159,419
Permanent assets				
Investments	672,691	597,087	11,465	12,300
Property, plant and equipment	3,656	4,612	620,495	682,408
	676,347	601,699	631,960	694,708
	692,613	620,842	1,286,533	1,218,531

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Balance Sheet

June 30, 2002 and 2001
(In thousands of Reais)

	Parent Company		Consolidated	
	06.30.2002	06.30.2001	06.30.2002	06.30.2001
Liabilities				
Current liabilities				
Suppliers	367	844	44,691	38,302
Financing and loans	-	-	49,117	34,168
Debentures	-	-	8,482	7,764
Taxes payable	440	784	59,789	35,295
Salaries and vacation pay	2,929	2,304	7,187	5,821
Subsidiaries	17,919	2,973	-	-
Telecommunications companies	-	-	-	14,470
Dividends and interest on shareholders' equity	1,996	2,861	5,519	7,809
Other liabilities	3,812	12,237	20,392	25,998
	27,463	22,003	195,177	167,627
Noncurrent liabilities				
Financing and loans	-	-	82,806	138,995
Debentures	-	-	200,000	200,000
Other liabilities	40	-	6,114	903
	40	-	288,920	339,898
Minority Interest	-	-	137,326	112,167
Shareholders' equity				
Capital stock	288,443	186,054	288,443	186,054
Capital reserves	-	193,083	-	193,083
Special reserves	165,754	-	165,754	-
Profit reserves	118,511	170,405	118,511	170,405
Retained profits	92,402	49,297	92,402	49,297
	665,110	598,839	665,110	598,839
	692,613	620,842	1,286,533	1,218,531

Income Statement

For the quarters ended June 30, 2002 and 2001
(In thousands of Reais)

	Parent Company				Consolidated			
	Quarter ended 06.30.2002	Semester ended 06.30.2002	Quarter ended 06.30.2001	Semester ended 06.30.2001	Quarter ended 06.30.2002	Semester ended 06.30.2002	Quarter ended 06.30.2001	Semeste ended 06.30.200
Revenue								
Telecommunication services and sale of goods	-	-	-	-	283,379	559.852	253.485	511.0
Deductions (taxes and discounts)	-	-	-	-	(64,910)	(127.110)	(51.730)	(107.0
Net Revenue	-	-	-	-	218,469	432.742	201.755	404.0
Cost of good sold and services rendered	-	-	-	-	(89,928)	(180.672)	(86.359)	(174.8
Gross profit	-	-	-	-	128,541	252.070	115.398	229.1
Operating revenues (expenses)								
Selling expenses	-	-	-	-	(43,321)	(87,193)	(54,820)	(102,9
Administrative and general expenses	(1,919)	(3,903)	(102)	(4,440)	(22,302)	(46,662)	(23,179)	(47,9
Financial expenses	(1,885)	(2,505)	(386)	(475)	(19,.003)	(33,138)	(18,714)	(40,3
Financial Income	143	314	27	111	11,340	23,805	8,385	12,8
Equity In Income of subsidiaries	25,695	50,673	12,915	28,304	(1,165)	(2,719)	-	
Other operating income	2,362	2,362	766	765	8,107	11,124	3.584	8,9
Other operating expenses	(94)	(101)	(77)	(872)	(15,777)	(29,310)	(8,555)	(17,8
Operating income (loss)	24,502	48,840	13,143	23,393	46,420	87,977	22,097	41,9
Nonoperating income	-	472	31	31	153	1,003	1,339	1,4
Nonoperating expenses	(1,488)	(1,488)	(35)	(36)	(1,880)	(2,760)	(2,527)	(2,6
Income before income and social contribution taxes	23,014	45,824	13,139	23,388	44,693	86,220	20,909	40,7
Income and social contribution taxes	1.150	1,938	-	-	(12,591)	(22,656)	(3,913)	(8,7
Reversal of interest on shareholder's equity	-	-	-	-	-	-	-	
Employees Interest	(500)	(850)	(244)	(433)	(996)	(1,788)	(602)	(1,0
Net Income before minority Interest	23,664	46,912	12,895	22,955	31,106	61,776	16,394	30,8
Minority interest	-	-	-	-	(7,442)	(14,864)	(3,499)	(7,9
Net Income (loss)	23,664	46,912	12,895	22,955	23,664	46,912	12,895	22,9
Net Income (loss) per lot of a thousand shares (R$)	0.0685	0.1358	0.0382	0.0680				
Number of shares at June 30, 2002 (thousands)	345,739,620	345,739,620	337,768,635	337,768,635				

Special Review Report of Independent Auditors

The Board of Directors and Shareholders
Tele Nordeste Celular Participações S.A.
Recife, PE

We have conducted a special review of the Quarterly Information (ITR) of Tele Nordeste Celular Participações S. A. for the quarter ended June 30, 2002, which comprised the Company's balance sheet, statement of income, the performance report and relevant information, prepared in conformity with the accounting practices originating in Brazil's Corporation Law.

Our review was conducted in accordance with specific norms established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Board of Accountancy, mainly comprising: (a) interviews and discussions with the administrators responsible for the Company's Accounting, Financial and Operational areas, in respect to the key criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that have or may have relevant effects on the Company's financial situation and operations.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices originating in Brazil's Corporation Law and norms established by the Comissão de Valores Mobiliários – CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States), specifically concerning the disclosure of quarterly information.

Recife, PE, July 12, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC - 2SP 015.199/O-6 - S - PE

Aurivaldo Coimbra de Oliveira
Accountant

Tele Nordeste Celular Participações S.A.

Balance sheets

June 30, 2002

(In thousands of reais)

Assets	Parent Company 06/30/02	Parent Company 03/31/02	Consolidated 06/30/02	Consolidated 03/31/02
Current assets				
Cash and cash equivalents	1,584	190	249,692	232,090
Trade accounts receivable	-	-	144,070	145,885
Inventories	54	63	5,412	6,395
Recoverable taxes	2,578	2,578	50,321	37,842
Deferred income and social contribution taxes	439	965	47,555	48,691
Dividends and interest on own capital	0	18,336	-	-
Prepaid expenses	714	390	13,868	19,546
Other assets	689	1,015	1,839	1,970
	6,058	23,537	512,757	492,419
Noncurrent assets				
Deferred income and social contribution taxes	5,301	3,626	129,168	135,536
Loan to subsidiaries	4,872	3,534	-	-
Other assets	35	29	12,648	11,945
	10,208	7,189	141,816	147,481
Permanent assets				
Investments	672,691	648,257	11,465	12,630
Property, plant and equipment	3,656	3,999	620,496	652,008
	676,347	652,256	631,961	664,638
Total assets	692,613	682,982	1,286,534	1,304,538

Liabilities and shareholders' equity	Parent Company 06/30/02	Parent Company 03/31/02	Consolidated 06/30/02	Consolidated 03/31/02
Current liabilities				
Accounts payable to suppliers	367	917	44,691	52,238
Loans	-	-	49,117	48,828
Debentures	-	-	8,482	17,636
Taxes payable	440	411	59,789	69,960
Salaries and vacation pay	2,929	2,567	7,187	6,596
Subsidiaries	17,918	12,710	-	-
Employees' profit sharing	874	1,646	1,882	3,788
Dividends and interest on own capital	1,996	21,229	5,519	30,943
Other liabilities	2,940	2,373	18,510	16,001
	27,464	41,853	195,177	246,060
Noncurrent liabilities				
Loans	-	-	82,806	82,734
Debentures	-	-	200,000	200,000
Provision for contingencies	40	40	6,114	6,231
	40	40	288,920	288,965
Minority interests	-	-	137,326	128,424
Shareholders' equity				
Capital stock	288,443	186,054	288,443	186,054
Capital reserve	165,753	188,948	165,755	188,948
Profit reserves	118,511	118,511	118,511	118,511
Retained earnings	92,402	147,576	92,402	147,576
	665,109	641,089	665,111	641,089
Total liabilities and shareholders' equity	692,613	682,982	1,286,534	1,304,538

See accompanying notes.

Tele Nordeste Celular Participações S.A.

Statements of income

For the quarters ended June 30, 2002 and June 30, 2001

(In thousands of reais)

	Parent Company		Consolidated	
	06/30/02	06/30/01	06/30/02	06/30/01
Gross revenue from services and sales				
Telecommunication services and sale of goods	-	-	559,852	511,045
Deductions	-	-	(127,110)	(107,030)
Net revenue	-	-	432,742	404,015
Cost of goods sold and services rendered	-	-	(180,672)	(174,898)
Gross profit	-	-	252,070	229,117
Operating revenues (expenses)				
Selling expenses	-	-	(87,193)	(102,930)
General and administrative expenses	(3,903)	(4,440)	(46,662)	(47,953)
Financial expenses	(2,505)	(475)	(33,138)	(40,329)
Financial income	314	111	23,805	12,886
Equity in income of subsidiaries	50,673	28,304	(2,719)	-
Other operating revenues	2,362	765	11,124	8,945
Other operating expenses	(101)	(872)	(29,310)	(17,814)
Operating income	46,840	23,393	87,977	41,922
Nonoperating income	472	31	1,003	1,496
Nonoperating expenses	(1,488)	(36)	(2,760)	(2,668)
Income before income and social contribution taxes, reversal of interest on own capital, and profit sharing	45,824	23,388	86,220	40,750
Income and social contribution taxes	1,938	-	(22,656)	(8,792)
Employees' profit sharing	(850)	(433)	(1,788)	(1,089)
Income before minority interests	46,912	22,955	61,776	30,869
Minority interests	-	-	(14,864)	(7,914)
Net income for the year	46,912	22,955	46,912	22,955
Net income per thousand shares - R$	0.14	0.07		
Number of shares at quarter end (thousands)	345,739,620	337,768,635		

See accompanying notes.

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30,2002

(In thousands of reais, except when otherwise stated)

1 Operations

Tele Nordeste Celular Participações S.A. was formed on May 22, 1998, with a base date of February 28, 1998, through a spin-off of certain assets and liabilities of TELEBRÁS, in the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participações S.A. is a publicly traded corporation controlled by Bitel Participações S.A., which holds 52.32% of voting capital and 21.18% of total capital.

The concessions for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged, are regulated by the National Telecommunications Agency *(Agência Nacional de Telecomunicações* – ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

TIMNET.COM S.A was formed on July 13, 2000 and Tele Nordeste Celular Participações S.A. owns 25% of its shares as of June 30, 2002 and March 31, 2002. The business purpose of TIMNET is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

(In thousands of reais, except when otherwise stated)

2 Corporate Restructuring – The Millennium Project

The General Shareholders Meeting of June 30, 2000 approved the absorption by merger of the spun off assets of Tele Nordeste Celular Participações S.A. into its subsidiary companies.

In continuity to the corporate restructuring process, Tele Nordeste Celular Participações S.A. intends to consolidate all of its subsidiary companies into one sole legal entity in order to simplify and optimize its corporate structure. This phase is subject to the approval of Anatel.

The accounting records kept for corporate and tax purposes resulting from the corporate reorganization process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

	Consolidated	
	06/30/02	03/31/02
Premium incorporated for investment acquisition, net of amortization	450,535	469,051
Provision for integrity of net equity, net of reversals	(301,488)	(313,709)
Tax benefits	149,047	155,342

The premium was recorded under the financial assumption of expected future profits and is being amortized over a 10-year period, and was based on an appraisal report prepared by a specialized firm. In view of the Company's projected results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report.

The provision for integrity of net equity represents approximately 67% of the premium, net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

In order to provide a better presentation of the quarterly information, the net amount of premium less the provision of R$ 149,047, that, in essence, represents the tax credit balance, was classified in the balance sheet as deferred income and social contribution taxes in current assets (R$ 25,180) and noncurrent assets (R$ 123,867). The amortization of premium and the reversal of the provision are recorded as operating income (expenses).

3 Presentation of the Quarterly Information

The consolidated quarterly information was prepared in accordance with the accounting practices originating in Brazil's Corporation Law and rules of the CVM (Brazilian securities Commission).

4 Consolidated Financial Statements

The consolidated financial statements include Tele Nordeste Celular Participações S.A. and the following subsidiary companies:

	Participation %	
	06/30/02	03/31/02
Telasa Celular S.A.	78.7716%	78.0164%
Teleceará Celular S.A.	79.9662%	79.5489%
Telepisa Celular S.A.	79.4036%	78.8480%
Telern Celular S.A.	76.1863%	75.4192%
Telpa Celular S.A.	71.8475%	71.8475%
Telpe Celular S.A.	78.6817%	77.6799%

Description of main consolidation procedures

a. Elimination of intercompany assets and liabilities;

b. Elimination of participation in the subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interest in the consolidated financial statements.

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

5 Summary of Principal Accounting Practices (Parent company and subsidiaries)

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a. Cash and cash equivalents

Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.

b. Trade accounts receivable

The accounts receivable from telecommunication service subscribers are stated at the tariff rate on the date the service is rendered. They also include amounts receivable for services rendered but not billed up to the date of the balance sheet as well as receivables arising from the sale of mobile telephones.

c. Allowance for doubtful accounts

Is set up at an amount considered adequate to cover any possible losses on collection of accounts receivable.

d. Inventories

Comprising mainly mobile telephones for resale and are valued at average cost, net of the provisions for market value adjustments, when applicable.

e. Investments

Investments in subsidiary companies are valued by the equity method computed at the same date in accordance with the accounting practices used by the parent company.

f. Property, plant and equipment

Property, plant and equipment are recorded at acquisition and/or construction cost, net of depreciation. Depreciation is determined using the straight-line method at rates that take into account the assets' estimated economic useful life. The principal annual rates applied are indicated in Note 10. Interest on loans financing construction in progress is capitalized.

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

g. *Income and social contribution taxes*

Income and social contribution taxes are calculated at the effective rate in use on the date of the preparation of the quarterly information, according to the accrual basis.

Deferred income and social contribution taxes on timing differences and tax loss carryforwards are recorded in current and noncurrent assets, according to the corresponding expected date of realization.

The tax credit resulting from the absorption of the spun off assets of Tele Nordeste Celular Participações S.A. into the subsidiary companies is being realized over a 10-year period.

h. Loans

These are restated to reflect current interest rates and financial charges in terms of the prevailing contracts so that they reflect amounts incurred until the date of the balance sheet, including hedge contracts.

i. Provision for contingencies

It is set up based on management's expectations, supported by the legal advisors' opinion, at amounts considered sufficient to cover probable losses and risks.

j. Recognition of operating income

Income derived from services rendered and sale of mobile telephones is recorded according to the date the services are rendered, independently from the billings realized in various monthly cycles.

k. Employees' profit sharing

The Company and its subsidiaries have accrued employees' participation in profits based on operating goals, and the amounts accrued this quarter are subject to the approval of the General Shareholders Meeting.

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

l. Financial instruments

The Company and its subsidiaries compute, based on relevant market information available or other estimation techniques, the market value of their financial instruments, including the hedge instruments, at the balance sheet date. Any additional information on the comparison of the carrying balances with the market value and on the adopted estimation criteria is presented in Note 14.

m. Earnings per 1,000-share lot

Earnings per 1,000-share lot are calculated based on the number of outstanding shares at the balance sheet date.

6 Transactions with Related Parties (Parent company)

The main transactions between the parent company and subsidiaries are represented by network use services and loans, and were carried out under usual market conditions

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Telecearà Celular S.A.	Telepisa Celular S.A.	Balance in 06.30.02	Balance in 03.31.02
ASSETS								
Non-current	543	1.879	528	500	1.085	337	4.872	3.534
Other rights	543	1.879	528	500	1.085	337	4.872	2.690
Loans	-	-	-	-	-	-	-	844
Dividends and interest on own capital	-	-	-	-	-	-	-	18.336
LIABILITIES								
Current	26	17.752	31	39	55	15	17.918	12.710
Other liabilities	26	84	31	39	55	15	250	5
Loans	-	17.668	-	-	-	-	17.668	12.705
EXPENSES	-	1.145	-	-	-	-	1.145	478
Financial expenses		1.145					1.145	478
INCOME	27	58	8	22	88	18	221	127
Financial income	6		8	7	14	4	39	26
Interest on own capital	21	58	-	15	74	14	182	101

Loans refer to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

Notes to the Quarterly Information for the quarter ended June 30, 2002
(In thousands of reais, except when otherwise stated)

7 Trade Accounts Receivable

	Consolidated	
	06/30/02	03/31/02
Billed services	99,526	103,065
Unbilled services	25,726	27,798
Network use	27,076	28,407
Sale of goods	18,987	14,276
	171,315	173,546
Allowance for doubtful accounts	(27,245)	(27,661)
	144,070	145,885
Falling due	100,486	104,693
Due up to 60 days	36,545	27,661
Due over 61 days	34,284	41,192
	171,315	173,546

Notes to the Quarterly Information for the quarter ended June 30, 2002
(In thousands of reais, except when otherwise stated)

8 Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation that there will be future taxable profits, recognize tax credits on tax loss carryforwards for the current and prior years. These tax credits have no expiration term and may be offset at the maximum of 30% of annual taxable income.

Deferred income and social contribution taxes are composed of:

	Parent Company		Consolidated	
	06/30/02	03/31/02	06/30/02	03/31/02
Credits from the merger (Note 2 and 5g)	-	-	149,047	155,342
Provision for contingencies	13	14	1,753	1,802
Allowance for doubtful accounts	-	-	9,263	9,027
Employees' profit sharing	289	561	608	1,290
Tax losses	3,898	2,666	7,366	6,094
Loan for use depreciation – supplement	-	-	5,285	3,193
Social contribution tax loss	1,403	960	2,605	2,147
Other provisions	137	390	796	5,332
	5,740	4,591	176,723	184,227
Current	(439)	(965)	(47,555)	(48,691)
Non current	5,301	3,626	129,168	135,536

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

The reconciliation of income and social contribution taxes calculated by applying the agreed statutory tax rates and the income and social contribution taxes charged against income in 2002 and 2001 is as follows:

	Parent Company		Consolidated	
	06/30/02	**06/30/01**	**06/30/02**	**06/30/01**
Income before income and social contribution taxes	45,824	23,388	86,220	40,750
Employees' profit sharing	(850)	(433)	(1,788)	(1,089)
Calculation basis	44,974	22,955	84,432	39,661
Composite tax rate	34%	34%	34%	34%
Income and social contribution taxes at composite statutory tax rate	15,291	7,805	28,707	13,485
Permanent additions (exclusions):				
Provision for net equity integrity	-	-	(8,310)	(8,310)
Equity pick up	(17,229)	(9,623)	-	-
Other amounts	-	1,818	2,259	3,617
	(17,229)	(7,805)	(6,051)	(4,693)
Income and social contribution taxes charged (credited) to income for the year	(1,938)	(0)	22,656	8,792
Actual rate	-4.3%	0.0%	26.8%	22.2%

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

9 Investments (Parent Company)

Investments in subsidiaries at June 30, 2002

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	33,971	125,621	43,164	45,012	94,743	24,762	78,000	
Number of shares held (thousands)								
Common	2,686,484	3,484,857	421,895	330,503	656,371	799,312	15,600,000	
Preferred	2,493,196	2,946,710	571,404	533,176	1,057,883	1,090,126	-	
Participation (%)	78.7716%	78.6817%	71.8475%	76.1863%	79.9662%	79.4036%	25.0000%	
Shareholders' equity without the special premium reserve at 06/30/02	66,250	195,295	58,397	58,925	208,613	45,462	45,861	
Income (loss) for the year	8,857	13,285	7,722	6,866	26,871	4,654	(10,875)	
Equity pick up	6,977	10,453	5,548	5,231	21,488	3,695	(2,719)	50,673
Investments	52,186	153,661	41,957	44,893	166,820	36,099	11,465	507,081
Effect of partial premium split-off	16,525	76,110	14,807	15,107	34,221	8,840	-	165,610
Investment at 06/30/02	68,711	229,771	56,764	60,000	201,041	44,939	11,465	672,691

Investments in subsidiaries at March 31, 2002

	Telasa Celular S.A.	Telpe Celular S.A.	Telpa Celular S.A.	Telern Celular S.A.	Teleceará Celular S.A.	Telepisa Celular S.A.	Timnet. Com S.A.	Balance
Capital	31,410	113,849	43,164	42,823	89,440	23,392	78,000	
Number of shares held (thousands)								
Common	2,564,842	3,273,740	421,895	315,859	637,716	770,184	15,600,000	
Preferred	2,338,288	2,708,992	571,404	503,850	1,025,809	1,037,781	-	
Participation (%)	78.0164%	77.6799%	71.8475%	75.4192%	79.5489%	78.8480%	25.0000%	
Shareholders' equity without the special premium reserve at 03/31/02	59,753	178,153	53,082	52,174	190,509	41,575	50,520	
Income (loss) for the period	4,921	7,915	2,408	2,304	14,070	2,136	(6,216)	
Equity pickup	3,839	6,148	1,730	1,738	11,193	1,684	(1,554)	24,778
Investments	46,617	138,389	38,138	39,350	151,548	32,781	12,630	459,453
Effect of partial premium spin-off	19,086	87,882	14,807	17,295	39,524	10,210	-	188,804
Investment at 03/31/02	65,703	226,271	52,945	56,645	191,072	42,991	12,630	648,257

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002
(In thousands of reais, except when otherwise stated)

10 Property, Plant and Equipment

		Parent Company		Consolidated			
		06/30/02	03/31/02	06/30/02			03/31/02
	Average annual depreciation rate (%)	Net Balance	Net Balance	Cost	Accumulated depreciation	Net Balance	Net Balance
Assets and installations in use:							
Switching equipment	14,29	-	-	160.423	(66.296)	94.127	98.764
Transmission equipment	14,29	-	-	708.090	(370.911)	337.179	358.221
Terminal equipment	12.5 to 50	7	7	53.050	(30.224)	22.826	20.346
Infrastructure	4 to 20	432	478	63.556	(18.014)	45.542	46.109
Assets for general use	10 to 20	1.975	2.159	54.076	(22.480)	31.596	30.672
Intangible assets	20	1.242	1.355	118.097	(35.583)	82.514	86.309
		3.656	3.999	1.157.292	(543.508)	613.784	640.421
Land		-	-	1.292	-	1.292	1.285
Assets and instalation in progress		-	-	5.420	-	5.420	10.302
		3.656	3.999	1.164.004	(543.508)	620.496	652.008

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

11 Loans

	Consolidated	
	06/30/02	**03/31/02**
Foreign currency:		
Loan of US$ 50,000,000, bearing interest at quarterly Libor rate + 1.7750% annual interest, object of a hedging operation at 100% of the CDI monthly rate variation through to final maturity	108,086	102,254
Loan of US$ 10,394,000, bearing fixed interest at pre-fixed Libor rate + 0.4% annual interest, object of a hedging operation (US$ 13,049,000 in 03/31/02) at 100% of CDI monthly rate variation through to final maturity	23,837	29,378
	131,923	131,632
Current portion	(49,117)	(48,898)
Noncurrent portion	82,806	82,734

Loans of the subsidiary companies are guaranteed by promissory notes in the amount of the principal and interest due and by sureties of Tele Nordeste Celular Participações S.A.

(In thousands of reais, except when otherwise stated)

The noncurrent portion matures up to 2006, as shown below:

	Consolidated	
	06/30/02	03/31/02
2004	35,504	33,478
2005	35,504	33,478
2006	11,798	15,778
	82,806	82,734

The Company subsidiaries entered into hedge operations aimed at protecting itself from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract at the balance sheet date is R$ 130,346 and the operation matures at the same date of the loan contract.

The loan from the European Bank of Investments has financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company subsidiaries comply with these covenants.

12 Debentures

On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, at the unit value of R$ 10 (ten reais), totaling R$ 200,000 on the date of issue.

This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participações S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

Debentures have financial covenants that are quarterly followed. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

Notes to the Quarterly Information for the quarter ended June 30, 2002
(In thousands of reais, except when otherwise stated)

13 Shareholders' Equity

a) Capital stock

The authorized capital is 700,000,000,000 shares, according to the company's bylaws.

On June 30, 2002 and March 31, 2002, subscribed and paid in capital was divided into 345,739,619,789 and 337,768,635,592 nominative shares, respectively, of which 130,753,135,918 and 127,738,638,532, respectively, are common and 214,986,483,871 and 210,029,997,060, respectively, are preferred, all with no par value.

Preferred shares do not have voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% per year, on the amount resulting from the division of capital stock subscribed by the total number of company shares.

According to its bylaws, Tele Nordeste Celular Participações S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and III, of article 202 of Law No. 6,404/76, as dividends for each business year ending on December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determinations of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

b) Capital reserve – Special premium reserve

This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets incorporated and represents the amount of tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each tax year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Tele Nordeste Celular Participações S.A.

Notes to the Quarterly Information for the quarter ended June 30, 2002

(In thousands of reais, except when otherwise stated)

The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 23,196 were realized in 2001 and will be used to increase capital, according to the approval of the General Shareholders Meeting of April 4, 2002.

c) ***Profit reserves***

Realizable profit reserve

This reserve was set up when TELEBRÁS spin off took place, and represents income recorded and not realized financially, which was transferred to Tele Nordeste Celular Participações S.A. against its investment in subsidiary companies.

Management proposed and it was approved by the General Shareholders Meeting of April 4, 2002, the realization of the whole reserve, which began to compose the balance of the retained earnings account and, consequently, to be computed in the basis for calculation of dividends.

Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to eighty percent (80%) of the amount of capital, and has the objective of expanding the company's business.

Reserve for dividends payable

The Shareholders Meeting of April 4, 2002 approved the proposal presented by Management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. These dividends will be paid in the future to shareholders on the date of the Shareholders Meeting approving allocation of net income for the current year and dividend distribution.

d) Retained earnings

The remaining net income balance for the year ended December 31,2001, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 27,990, composes the balance of the retained earnings account, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented and approved at the General Shareholders Meeting of April 4, 2002.

14 Financial Instruments

The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, on June 30, 2002, their market values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

Criteria, assumptions and limitations considered in calculating market values are described as follows:

Cash and cash equivalents

The fair market values of balances held in bank accounts and short-term investments are similar to their carrying values.

Intercompany loans receivable/payable

The fair market values are equal to their carrying values since there are no similar instruments.

Recoverable deferred taxes

The fair market values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes related to temporary additions and tax losses.

Loans

The fair market values of loans were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

(In thousands of reais, except when otherwise stated)

Derivatives

It is the Company subsidiaries' policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using pre-fixed interest rates as a hedging instrument for its loans.

The carrying balances of the financial instruments included in the June 30, 2002 balance sheet are not different from their fair value, as identified below:

	06/30/02		03/31/02	
Description	**Carrying value**	**Fair value**	**Carrying value**	**Fair value**
Loans				
In foreign currency	131,923	131,923	131,632	131,632

The fair market values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.

15 Insurance

On June 30, 2002, Tele Nordeste Celular S.A and its subsidiaries had insurance coverage against fire and sundry risks on their fixed assets, in amounts considered sufficient to cover possible losses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Date: August 06, 2002

By ______________________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer